June 24, 2008
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

Re:	SMITH INTERNATIONAL, INC. (FILE NO. 001-08514) REGISTRATION STATEMENT ON FORM S-4
Ladies & Gentlemen:
     On behalf of Smith International, Inc., a Delaware corporation (“Smith”), I am submitting for filing Smith’s Registration Statement on Form S-4 (the “Registration Statement”) relating to shares of common stock, par value $1.00 per share, of Smith to be issued in connection with the transactions contemplated by the Merger Agreement, dated as of June 3, 2008 (the “Merger Agreement”), by and among Smith, Whitehall Acquisition Corp., a Texas corporation and a wholly owned subsidiary of Smith, and W-H Energy Services, Inc., a Texas corporation.
     I am submitting the Registration Statement electronically as provided in Item 101(a)(1)(i) of Regulation S-T.
     Please direct any questions concerning the Registration Statement to the undersigned at (212) 403-1314.
Very truly yours,
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